Silver Wheaton Corp.
Annual Meeting of Holders of
Common Shares
May 20, 2010

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Resolution #1:  Election of Directors

The eight nominees set forth in the Corporation’s management information circular dated March 25, 2010 were elected as directors of the Corporation by a majority vote cast by ballot.  The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

Nominees	Number of Shares in Favour	Percentage of Votes Cast
Peter D. Barnes	188,656,862	99.8%
Lawrence I. Bell	177,255,326	93.7%
George L. Brack	183,024,224	96.8%
John A. Brough	177,796,508	94.0%
R. Peter Gillin	187,407,902	99.1%
Douglas M. Holtby	187,294,121	99.1%
Eduardo Luna	130,810,495	69.2%
Wade D. Nesmith	185,433,481	98.1%

Resolution #2:  Appointment of Auditors

On a show of hands, the Chairman declared that the shareholders appointed Deloitte & Touche LLP, Chartered Accountants, as auditors and authorized the directors to fix their remuneration.